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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1       )*
                                          ---------

                           PMC INTERNATIONAL, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   693437105
           --------------------------------------------------------
                                 (CUSIP Number)

                          Karen L. Barsch, Esq.
                       950 17th Street, Suite 1600
                   Denver, Colorado 80202 (303) 825-8400
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              December 24, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
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CUSIP No. 693437105                   13D                 Page 2 of    Pages
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 (1) Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Person

     Bedford Capital Financial Corporation
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*

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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                / /

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 (6) Citizenship or Place of Organization

     Liberia
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NUMBER OF SHARES              (7) Sole Voting Power
 BENEFICIALLY OWNED                 2,971,250
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    2,971,250
                             --------------------------------------------------
                             (10) Shared Dispositive Power

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,971,250
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                       / /

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(13) Percent of Class Represented by Amount in Row (11)

     19.9%
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(14) Type of Reporting Person*

     CO
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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     This Amendment No. 1 amends and supplements the Schedule 13D (the "Original
13D") relating to the beneficial ownership by Bedford Capital Financial Corporation, a Liberian corporation ("Bedford") of shares of Common Stock, par value $.01 per share (the "Shares"), of PMC International, Inc., a Colorado corporation (the "Company").

     Unless otherwise indicated herein each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original 13D.

     The information set forth in the Original 13D is hereby amended and supplemented by the following information:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In November 1996, a wholly-owned subsidiary of Bedford loaned the Company $62,500. As additional consideration for the loan, the Company issued Bedford's subsidiary a warrant to purchase 6,250 shares of Common Stock at an exercise price of $1.625. The loan funds advanced were solely from Bedford's subsidiary's existing available working capital.

ITEM 4.   PURPOSE OF TRANSACTION.

     (a) Bedford has entered into the following transactions related to the Company's securities:

          (1) At various times from December 1995 through July 1996, Bedford exercised portions of its option under the Investment Agreement to loan an additional $1.8 million to the Company. Bedford's option to loan $400,000 of the $1.8 million was assigned to two individual affiliates of Bedford (the "Affiliates"). As of July 9, 1996, Bedford (and its Affiliates) had exercised its option to loan the full $1.8 million and Bedford had been issued warrants to purchase an additional 1.4 million shares of Common Stock at $1.00 per share.

          (2) Effective October 15, 1996, a wholly-owned subsidiary of Bedford loaned the Company $62,500. As additional consideration for the loan, the Company issued Bedford's subsidiary a warrant to purchase 6,250 shares of Common Stock, at an exercise price of $1.625.

          (3) Effective November 22, 1996, as part of an amendment of the terms of the Option and to facilitate a loan to Phillips & Andrus, LLC, Bedford relinquished its rights to purchase 100,000 shares of Common Stock pursuant to the Bedford Option Agreement dated as of July 26, 1995.

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               Bedford retained the Option to purchase 235,000 shares of Common
               Stock from Phillips & Andrus, LLC.

          (4) Effective December 24, 1996, Bedford and the Company entered into that certain Restructuring Agreement (the "Restructuring Agreement") pursuant to which (i) Bedford (and its Affiliates) exercised warrants to purchase 1,023,750 shares of common stock of the Company ("Common Stock"), (ii) Bedford (and its Affiliates) delivered to the Company and accepted the cancellation of warrants to purchase 1,576,250 shares of Common Stock in exchange for 976,250 shares of Common Stock, and
               (iii) the Company issued Bedford a warrant to purchase 130,000 shares of the Common Stock at an exercise price of $2.125 per share.

     (d) Bedford does not currently have any plans or proposals which relate to or would result in any material change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except pursuant to a Shareholders Agreement dated December 24, 1996 (the "New Shareholders Agreement") among Bedford, Kenneth S. Phillips, David L. Andrus and KP3, LLC, a Colorado limited liability company (the assignee of Phillips & Andrus, LLC) (the "LLC") in which Bedford (i) is granted the right, so long as Bedford owns at least 10% of the Company's issued and outstanding Common Stock, to designate one director for the Company's board of directors and, (ii) so long as Bedford owns at least 5% of the Company's issued and outstanding Common Stock, is granted the joint right with the LLC to designate one additional director for the Company's board of directors (the "Joint Director"). The Joint Director position is currently vacant and Bedford and the LLC are considering candidates for such position.

     (g) As part of the Restructuring Agreement, the Investment Agreement was terminated. Bedford does not currently have any plans or proposals that relate to or would result in any changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Bedford has a beneficial interest in 2,971,250 shares of Common Stock, of which Bedford may exercise the sole voting power and sole dispositive power. Such interest represents 19.9% of the Common Stock.


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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

     (1) A Bedford Option Agreement dated as of July 26, 1995, as amended by that certain First Amendment to Bedford Option Agreement dated October 15, 1996 and that certain Second Amendment to Option Agreement dated January 7, 1997, pursuant to which Bedford holds an option to purchase 235,000 shares of Common Stock from the LLC, exercisable as to all or any portion of such shares at any time or from time to time until July 26, 2000, for a purchase price of $1.226 per share, plus 9% per annum from the date on which the LLC began paying interest on certain debt, until exercised.

     (2) A Common Stock Purchase Warrant dated November 22, 1996 granting Bedford Capital Financial, Inc. ("BCF"), a wholly-owned subsidiary of Bedford, the right to purchase up to 6,250 shares of Common Stock from the Company at an exercise price of $1.625, exercisable at any time or from time to time prior to November 22, 2001.

     (3) A Restructuring Agreement dated December 24, 1996 pursuant to which Bedford (and its Affiliates) exercised warrants to purchase 1,023,750 shares of Common Stock at $1.00 per share, Bedford (and its Affiliates) accepted cancellation of warrants to purchase 1,576,250 shares of Common Stock in exchange for 976,250 shares of Common Stock and Bedford received a warrant to purchase 130,000 shares of Common Stock at an exercise price of $2.125 per share.

     (4) A Shareholders Agreement dated December 24, 1996 among the Company, Bedford, Kenneth S. Phillips, David L. Andrus and KP3, LLC, a Colorado limited liability company (assignee of Phillips & Andrus, LLC), pursuant to which Bedford has the right to designate one of the Company's directors and a joint right with KP3, LLC to jointly designate an additional director of the Company.

     (5)  An Amended and Restated Registration Rights Agreement dated
December 24, 1996, pursuant to which the Company (i) has agreed to file a "shelf registration" statement covering Bedford's Common Stock, (ii) gives Bedford two rights to request the Company to register Bedford's Common Stock within 60 days of its demand; and (iii) if the Company is registering other Common Stock, gives Bedford the right to cause the Company to register Bedford's Common Stock at the same time, such that Bedford's Common Stock constitutes at least 25% of the total Common Stock registered.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT 8.     Restructuring Agreement dated December 24, 1996.

     EXHIBIT 9.     Shareholders Agreement dated December 24, 1996.


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     EXHIBIT 10.    Amended and Restated Registration Rights Agreement dated
                    December 24, 1996.

     EXHIBIT 11.    Warrant (No. N-6) issued to BCF dated November 22, 1996.

     EXHIBIT 12.    Warrant (No. F-1) dated December 24, 1996.

     EXHIBIT 13. First Amendment to Bedford Option Agreement dated October 15, 1996.

     EXHIBIT 14.    Second Amendment to Option Agreement dated January 7, 1997.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 25, 1997               /s/  RICHARD C.W. MAURAN
                                       --------------------------------------
                                       Signature


                                       Richard C.W. Mauran
                                       Chief Executive Officer


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